Rutabaga Capital Management LLC

Code of Ethics

And

Statement Against Insider Trading

Dated: June 18, 2014

Page I- 1

Part I—Code of Ethics

A.	Statement of Policy.

This Code of Ethics is based upon the principle that the officers, managers and employees of Rutabaga Capital Management LLC (“Rutabaga”) owe a fiduciary duty to the Funds and other clients for which Rutabaga acts as investment adviser or subadviser. Accordingly, each officer, manager and employee of Rutabaga should conduct personal trading activities in a manner that does not interfere with a client’s portfolio transactions or take advantage of a relationship with any client. Persons covered by this Code of Ethics must adhere to these general principles as well as the Code’s specific requirements.

The fundamental position of Rutabaga is that, in effecting personal securities transactions personnel of Rutabaga must place at all times the interests of clients ahead of their own pecuniary interests. All personal securities transactions by these persons must be conducted in accordance with this Code of Ethics and in a manner to avoid any actual or potential conflict of interest or any abuse of any person’s position of trust and responsibility. Further, these persons should not take inappropriate advantage of their positions with or on behalf of a client.

Without limiting in any manner the fiduciary duty owed by Access Persons to clients or the provisions of this Code, it should be noted that Rutabaga considers it proper that purchases and sales be made by its employees in the marketplace of securities owned by clients; provided, however, that such securities transactions comply with the spirit of, and the specific restrictions and limitations set forth in, this Code. Such personal securities transactions should also be made in amounts consistent with the normal investment practice of the person involved and with an investment, rather than a trading, outlook. Not only does this policy encourage investment freedom and result in investment experience, but it also fosters a continuing personal interest in such investments by those responsible for the continuous supervision of client portfolios. It is also evidence of confidence in the investments made. In making personal investment decisions with respect to any security, however, extreme care must be exercised by employees to ensure that the prohibitions of this Code are not violated. Further, personal investing by an employee should be conducted in such a manner so as to eliminate the possibility that the employee’s time and attention is being devoted to his or her personal investments at the expense of time and attention that should be devoted to management of a client’s portfolio. It bears emphasis that technical compliance with the procedures, prohibitions and limitations of this Code will not automatically insulate from scrutiny personal securities transactions which show a pattern of abuse by an employee of his or her fiduciary duty.

Terms set forth in this Code of Ethics in bold type are defined terms. The definitions for the bolded terms are set forth in Part III.

Dated: June 18, 2014

B.	Prohibited and Restricted Activities.

While the scope of actions that may violate the Statement of Policy set forth above cannot be exactly defined, these actions would always include at least the following prohibited activities.

1. Competing with Client Trades. No Access Person may, directly or indirectly, purchase or sell securities if the Access Person knows, or reasonably should know, that these securities transactions compete in the market with actual or considered securities transactions for a client, or otherwise personally act to injure a client’s securities transactions.

2. Personal Use of Client Trading Knowledge. No Access Person may use the knowledge about securities purchased or sold by a client or securities being considered for purchase or sale by a client to profit personally, directly or indirectly, by the market effect of such transactions.

3. Disclosure of Client Trading Knowledge. No Access Person may, directly or indirectly, communicate to any person who is not an Access Person any non-public information relating to a client including, without limitation, the purchase or sale or considered purchase or sale of a security on behalf of a client, except to the extent necessary to effectuate securities transactions on behalf of a client.

4. Initial Public Offerings. No Access Person may, directly or indirectly, purchase any security sold in an Initial Public Offering, unless the Chief Compliance Officer exempts the purchase because of special conditions associated with the purchase.

5. Limited or Private Offerings. No Access Person may, directly or indirectly purchase any security issued pursuant to a Limited or Private Offering without obtaining prior written approval from the Chief Compliance Officer. Access Persons who have received authorization to purchase securities in a Limited or Private Offering must disclose their Beneficial Ownership of these securities when these Access Persons are involved in considering the purchase on behalf of a Fund or other client of securities of the issuer of the privately placed securities. A decision to purchase securities of this issuer must be independently reviewed by an investment person with no personal interest in that issuer.

6. Acceptance of Gifts. No Access Person may accept any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of Rutabaga. The Chief Compliance Officer will from time to time specify the value that will be considered de minimis for purposes of this restriction. As of the date hereof, de minimis amounts are less than $100.

Dated: June 18, 2014

7. Board Service; Outside Employment. No Access Person may serve on the board of directors or trustees of any organization, whether publicly traded or otherwise, absent prior authorization and determination by the Chief Compliance Officer that the board service would be consistent with the interests of the Funds and other clients of Rutabaga. If board service is authorized, Access Persons serving as directors or trustees of issuers may not take part in an investment decision on behalf of the Funds or other clients concerning securities of these issuers. Likewise, no access person may accept any outside employment absent the prior to documented authorization of the Chief Compliance Officer.

8. Transactions During Blackout Period. No Investment Decision Maker may, directly or indirectly, (a) purchase or sell any Covered Security in which he or she has any Beneficial Ownership or (b) purchase any Covered Security if that purchase would cause the Investment Decision Maker to acquire any Beneficial Ownership, in each case within a period of seven calendar days before and after any Fund or other client as to which he or she is an Investment Decision Maker has purchased or sold such Covered Security.

9. Short-Term Trading. No Access Person may purchase and sell, or sell and purchase, the same (or equivalent) Covered Securities within a 60 calendar day period. The Chief Compliance Officer may, upon request, exempt an Access Person from this prohibition if the Chief Compliance Officer determines that extenuating circumstances warrant the exemption.

10. Disclosure of Personal Interest. No Investment Decision Maker may recommend any securities transaction by a Fund or other client without having previously disclosed any Beneficial Ownership in these securities or the issuer thereof to Rutabaga, including without limitation:

(a)	That Investment Decision Maker’s Beneficial Ownership of any securities of the issuer;

(b)	Any contemplated transaction by that Investment Decision Maker in these securities;

(c)	Any position with the issuer or its affiliates; and

(d)	Any present or proposed business relationship between the issuer or its affiliates and that Investment Decision Maker or any party in which the Investment Decision Maker has a significant interest.

An interested Investment Decision Maker may not participate in a decision to purchase and sell securities of the issuer on behalf of a Fund or any other client.

Dated: June 18, 2014

11. “Good Until Cancelled” or “Limit Orders.” No Access Person may place any “good until cancelled” or “limit” order that does not expire on the day preclearance is granted.

12. Late Trading , Excessive Trading Activity and/or Market Timing. No Access Person may engage in late trading with respect to any Fund. Access Persons are, in addition, discouraged from engaging in excessive and short-term trading practices, such as market timing, with respect to transactions in any Fund.

Late trading occurs when an Access Person places an order after a Fund’s trading deadline (i.e., after the time of day as of which the Fund calculates its net asset value (NAV) per share) and the order receives that current day’s NAV price. The purpose of late trading is to attempt to take advantage of potential late-breaking market news and price movements. Late trading is a violation of the federal securities laws because it allows an investor who has learned, after the close of the market, information that might impact a Fund’s share price on the following day to place an order for Fund shares at the current day’s NAV.

Any purchase or redemption orders placed by an Access Person after a Fund’s trading deadline must be entered for execution on the following business day. No exceptions may be granted. Notwithstanding the foregoing, there may be legitimate reasons to modify, amend or cancel trades due to operational error by the transfer agent or the broker-dealer in completed trades received in a timely manner provided that the Fund does not incur a loss as a result of the “as of” transaction.

Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, Rutabaga considers trading in Fund shares to be excessive if an Access Person:

(a)	sells shares within a short period of time after the shares were purchased;

(b)	makes two or more purchases and redemptions within a short period of time; or

(c)	enters into a series of transactions that is indicative of a timing pattern or strategy.

The Chief Compliance Officer and the President will monitor all required employees personal trading. If the Chief Compliance Officer determines that an Access Person has engaged in excessive short-term trading that may be harmful to a Fund, Rutabaga will ask the Access Person to cease such activity and may refuse to process purchase orders (including purchases by exchange) of such Access Person for accounts (1) in which the Access Person has or acquires a direct or indirect Beneficial Ownership interest and (2) that are included in a Family Account.

Dated: June 18, 2014

C.	Exempt Transactions.

The following transactions are exempt from the preclearance requirements and substantive prohibitions and restrictions of the Code, but are not exempt from any reporting requirements that may apply under Section G of this Code.

1. Purchases or sales for an account over which the Access Person has no direct or indirect influence or control;

2. Purchases or sales which are non-volitional on the part of the Access Person;

3. Purchases which are part of an automatic dividend reinvestment plan, but only to the extent the access person makes no voluntary adjustment in the rate or type of investment or divestment;

4. Purchases or sales for which the Access Person has received prior written approval from the Chief Compliance Officer. Prior approval will be granted only if a purchase or sale of Covered Securities is consistent with the purposes of this Code of Ethics, Section 17(j) of the 1940 Act and the rules thereunder; and

5. Purchases in an Initial Public Offering if (a) the offering is part of the “demutualization” or similar transaction of a mutual bank, insurance company or similar issuer and the Access Person’s ability to participate is the direct result of the Access Person’s ownership of insurance policies or deposits issued or maintained by the issuer and (b) the allocation of shares available for acquisition by the Access Person is based on the Access Person’s ownership of these policies or deposits.

6. Transactions involving the disposition solely of fractional shares of equity Covered Securities.

7. The receipt of any gift of Covered Securities.

Subject to applicable law, the Chief Compliance Officer may, upon consideration of all of the relevant facts and circumstances, grant a written exemption from provisions of this Code of Ethics with respect to any transaction based on a determination that the transaction does not conflict with the interests of any Fund or client.

D.	Personal Investing in the Rutabaga Micro Cap Fund L.P. and the Rutabaga Small Cap Fund L.P.

Personnel of Rutabaga and its related persons may invest personal monies in the Rutabaga Micro Cap Fund L.P. (“Rutabaga Fund”) and the Rutabaga Small Cap Fund L.P. upon approval of Mr. Schliemann and the Chief Compliance Officer.

Dated: June 18, 2014

The Rutabaga Fund is treated as one account and holds virtually the same holdings and weightings as the other separate micro cap accounts. The Rutabaga Fund is aggregated (or batched) with the other micro cap account trade orders and allocated pro rata in Rutabaga’s trade order management system which ensures that no client or individual gets preferred treatment.

The Rutabaga Small Cap Fund L.P. (formed January 1, 2013) is also treated as one account and holds virtually the same holdings and weightings as the other separate small cap accounts. The Rutabaga Small Cap Fund L.P. is aggregated (or batched) with the other small cap account trade orders and allocated pro rata in Rutabaga’s trade order management system which ensures that no client or individual gets preferred treatment.

Daily holdings and cash for each account are reviewed by the investment team. Adequate disclosure to current and potential clients should be made in the firm’s ADV Part 2A Brochure.

Personnel of Rutabaga may not recommend investing in the Rutabaga Funds to its current separate account clients for its personal financial interest.

E.	Brokerage Confirmations and Statements.

Each Access Person must supply to the Chief Compliance Officer, on a timely basis and not less frequently than every calendar quarter, copies of confirmations of and account statements reflecting all Covered Securities transactions and holdings (1) in which the Access Person has or acquires a direct or indirect Beneficial Ownership interest and (2) that are included in a Family Account, in each case whether or not one of the exemptions listed in Section C above applies.

F.	Preclearance Procedures For Transactions in Securities.

1. Every Access Person must request and obtain preclearance from the Chief Compliance Officer before effecting any personal securities transactions in any Covered Security which is a publicly traded equity security that (i) is either held in a portfolio of any advisory client or (ii) is contained on the Adviser’s Potential Holdings List, in or as to which the Access Person both: (a) has or acquires a Beneficial Ownership and (b) has direct or indirect, sole or shared, investment control, except for exempt transactions described in Section C above. The Access Person must submit to the Chief Compliance Officer a preclearance request on a form designated by the Chief Compliance Officer from time to time for each purchase or sale of a Covered Security on behalf of such Access Person prior to the execution of such transaction.

2. The Chief Compliance Officer will compare the proposed transaction to the daily Restricted List maintained by Rutabaga. Preclearance will be denied if: (a) the Covered

Dated: June 18, 2014

Security is being considered for purchase or sale by a Fund or other client or (b) there is an order pending for a Fund or other client with respect to such Covered Security. The transaction may not be effected unless the Chief Compliance Officer pre-clears the transaction in writing or orally (and subsequently confirming the oral preclearance in writing). Preclearance is valid only for the trading day on which it is issued.

G.	Reporting Requirements.

Every Access Person subject to this Section F must submit to the Chief Compliance Officer, on forms designated by the Chief Compliance Officer, the following reports as to (1) all Covered Securities and brokerage accounts in which the Access Person has, or by reason of a transaction, acquires Beneficial Ownership, whether or not the Access Person had any direct or indirect control over the Covered Securities or accounts and (2) all Family Accounts, in each case, including reports covering securities exempted by Section C.

1. Initial Holdings Reports. Not later than 10 days after an Access Person becomes an Access Person, the following information as of a date within 30 days of becoming an Access Person:

(a)	The title, number of shares and principal amount of each Covered Security (i) in which the Access Person had any direct or indirect Beneficial Ownership and (ii) that was included in a Family Account when the Access Person became an Access Person;

(b)	The name of any broker, dealer or bank with whom the Access Person maintained (i) an account containing securities (including but not limited to Covered Securities) in which the Access Person had any direct or indirect Beneficial Ownership or (ii) a Family Account, each as of the date the Access Person became an Access Person and the date the account was established; and

(c)	The date the report is being submitted by the Access Person.

2. Quarterly Transaction Reports. Unless an Access Person is complying with the provisions of Section G.6 below, not later than 30 days after the end of each calendar quarter, the following information:

(a)	Covered Securities Transactions. With respect to any acquisition or disposition during the calendar quarter of a Covered Security (x) in which the Access Person had any direct or indirect Beneficial Ownership and (y) that was included in a Family Account:

Dated: June 18, 2014

(i)	The date of the acquisition or disposition, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security;

(ii)	The nature of the acquisition or disposition (i.e., purchase, sale, gift or any other type of acquisition or disposition)

(iii)	The price of the Covered Security at which the acquisition or disposition was effected;

(iv)	The name of the broker, dealer or bank with or through which the acquisition or disposition was effected; and

(v)	The date the report is submitted by the Access Person to the Chief Compliance Officer.

3. Annual Holdings Reports as of December 31st. By a date specified by the Chief Compliance Officer and as of a date within 30 days before this reporting deadline, the following information:

(a)	The title, number of shares and principal amount of each Covered Security (i) in which the Access Person had any direct or indirect Beneficial Ownership and (ii) that was included in a Family Account:

(b)	The name of any broker, dealer or bank with whom the Access Person maintained (i) an account containing securities in which the Access Person had any direct or indirect Beneficial Ownership and (ii) a Family Account and the date the account was established; and

(c)	The date the report is being submitted by the Access Person.

4. Every report concerning a Covered Securities transaction that would be prohibited by Section B if an exemption were not available under Section C must identify the exemption relied upon and describe the circumstances of the transaction.

5. Any report submitted by an Access Person in accordance with this Code may contain a statement that the report will not be construed as an admission by that person that he or she has any direct or indirect Beneficial Ownership in any Covered Security to which the report relates. The existence of any report will not by itself be construed as an admission that any event reported thereon constitutes a violation of this Code.

6. Alternative Reporting. To the extent consistent with Rule 17j-1 under the 1940 Act, and Rule 204-2(a)(12) under Investment Advisers Act of 1940, the Chief Compliance Officer may approve other alternative reporting procedures from time to time.

Dated: June 18, 2014

The Chief Compliance Officer hereby designates that an Access Person’s compliance with the requirements of Section E (“Brokerage Confirmations and Statements”) shall satisfy the Access Person’s reporting obligations under Section G.2., provided such brokerage confirmations and statements are provided within 30 days of the end of the calendar quarter.

7. With respect to transactions or holdings required to be reported under Section G.1-3 of this Code of the type described in Section C.1-3 as to reportable information which an Access Person does not reasonably have access to, or which is not known by an Access Person, on the date such report is required to be submitted, such Access Person shall nevertheless:

(a)	file the required report in a timely manner;

(b)	indicate in the report, to the extent then known to the Access Person, that certain data concerning reportable transactions or holdings is unavailable or unknown, describing the circumstances resulting in its being unavailable or unknown; and

(c)	submit a supplemental report containing such information promptly upon his or her having access to such information.

H.	Initial and Annual Certification of Compliance.

1. Each employee, including all Access Persons, within 10 days after becoming an employee or Access Person, must certify, on a form designated by the Chief Compliance Officer, that he or she:

(a)	Has received, read and understands this Code of Ethics and recognizes that he or she is subject to the Code;

(b)	Will comply with all the requirements of this Code of Ethics; and

(c)	Has disclosed to the Chief Compliance Officer all holdings of Covered Securities and all accounts required to be disclosed pursuant to the requirements of this Code of Ethics.

2. Each employee, including all Access Persons, must also certify annually (by a date specified by and on the form designated by the Chief Compliance Officer) that he or she:

(a)	Has received, read and understands this Code of Ethics and recognizes that he or she is subject to the Code;

(b)	Has complied with all the requirements of this Code of Ethics; and

Dated: June 18, 2014

(c)	Has disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported in compliance with the requirements of this Code of Ethics.

I.	Confidentiality.

All information obtained from any Access Person hereunder normally will be kept in strict confidence by Rutabaga, except that reports of transactions and other information obtained hereunder may be made available to the Securities and Exchange Commission or any other regulatory or self-regulatory organization or other civil or criminal authority to the extent required by law or regulation or to the extent considered appropriate by senior management of Rutabaga in light of all the circumstances. In addition, in the event of violations or apparent violations of the Code, this information may be disclosed to affected clients.

J.	Identification of and Notice to Access Persons.

The Chief Compliance Officer will identify all persons who are considered to be “Access Persons” and Investment Decision Makers and inform these persons of their respective duties and provide these persons with copies of this Code of Ethics.

K.	Review of Reports.

The Chief Compliance Officer will review the information to be compiled under this Code of Ethics in accordance with such review procedures as the Chief Compliance Officer may from time to time determine to be appropriate in light of the purposes of this Code of Ethics.

L.	Sanctions.

Any violation of this Code of Ethics will result in the imposition of such sanctions as the Chief Compliance Officer may deem appropriate under the circumstances which may include, but are not limited to, a warning, disgorgement of profits obtained in connection with a violation, the imposition of fines, suspension, demotion, termination of employment or referral to civil or criminal authorities.

M.	Recordkeeping Requirements.

Rutabaga will maintain and preserve:

1. In an easily accessible place, a copy of this Code of Ethics (and any prior code of ethics that was in effect at any time during the past five years) for a period of five years;

Dated: June 18, 2014

2. In an easily accessible place, a record of any violation of this Code of Ethics (and any prior code of ethics that was in effect at any time during the past five years) and of any action taken as a result of such violation for a period of five years following the end of the fiscal year in which the violation occurs;

3. A copy of each report submitted under this Code of Ethics for a period of five years, provided that for the first two years such reports must be maintained and preserved in an easily accessible place;

4. In an easily accessible place, a list of all persons who are, or within the past five years were, required to make or required to review, reports pursuant to this Code of Ethics.

5. A copy of each report provided to any Fund as required by paragraph (c)(2)(ii) of Rule 17j-1 under the 1940 Act or any successor provision for a period of five years following the end of the fiscal year in which the report is made, provided that for the first two years such record will be preserved in an easily accessible place; and

6. A written record of any decision, and the reasons supporting any decision, to approve the purchase by an Access Person of any security in an Initial Public Offering or in a Limited or Private Offering for a period of five years following the end of the fiscal year in which the approval is granted.

N.	Working Together to Prevent Abuse.

Adherence to Rutabaga’s Code of Ethics, including the prevention of insider trading, requires constant attention. Your suggestions may contribute in a critical way to the effectiveness of this Code. If you become aware of any situation that may possibly result in an insider trading violation or other violation of the Code, you should report the situation to the Chief Compliance Officer immediately. Such a situation could involve an indiscreet member of management or the staff, or it could relate to the manner in which written communications of material nonpublic information are disseminated or otherwise handled by employees. Your suggestions for improving these procedures are always welcome.

Dated: June 18, 2014

Part II—Statement Against Insider Trading

A.	Policy Statement Against Insider Trading.

It is a serious federal offense for any person to purchase or sell securities while in possession of material nonpublic information about the securities or the company that issued them. It is also unlawful to communicate inside information to others who may trade on the basis of that information. The Insider Trading and Security Fraud Enforcement Act of 1988 (“ITSFEA”) gives federal authorities the power to prosecute any individual, employee and/or employer, who uses confidential client information for his or her own benefit or who communicates confidential client information to others. ITSFEA also provides for claims by those who were disadvantaged by the insider trading.

The term “insider trading” is not defined in the federal securities law, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or to communications of material nonpublic information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

•	trading by an insider, while in possession of material nonpublic information;

•	trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

•	communicating material nonpublic information to others.

The elements of insider trading and the penalties for such unlawful conduct are discussed below. If, after reviewing this policy statement, you have any questions you should consult with the Chief Compliance Officer.

1.	What Is Insider Trading?

Insider trading consists of purchasing or selling a security while the purchaser or seller is in possession of material nonpublic information about the issuer of the security or the market for the security. In most cases, the securities that have been the subject of insider trading have been common stock of publicly traded corporations.

However, trading in options on common stock or, in certain circumstances, even convertible debt securities could violate the prohibition on insider trading. The classic example of insider trading occurs when an employee of a corporation buys or sells its common stock on the basis of information about the corporation learned in the course of the employee’s duties. It is critical that every employee understand that trading on

Dated: June 20, 2011

Page II-1

material nonpublic information may result in substantial fines, imprisonment and loss of employment.

Insider information can relate to transactions involving stock of public companies in portfolios or accounts managed by Rutabaga. The most obvious example is nonpublic information that someone is about to make a tender offer for the stock of a company held in an account or portfolio. It is clear that the insider trading rules prohibit purchasing that stock with knowledge of the proposed tender offer. Trading on “tips” can violate the prohibitions against insider trading and must be avoided.

Material information may consist of information about substantial buy and sell decisions for accounts managed by Rutabaga. For example, if you know that Rutabaga is directing the sale of a significant block of stock for one or more of its accounts, you have inside information as to that stock and should not sell any until after Rutabaga’s selling has been concluded.

2.	What Is Material Information?

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision. Information that is usually material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, and extraordinary management developments.

Material information may also relate to the market for the security. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security to be “material”. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

3.	What Is Nonpublic Information?

Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

4.	Penalties for Insider Trading.

Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

Dated: June 18, 2014

Page II-2

•	civil injunctions;

•	treble damages;

•	disgorgement of profits;

•	jail sentences;

•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

•	fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by Rutabaga, including dismissal of the persons involved.

5.	What If You Have a Question?

Legal advice on these matters can always be arranged through the Chief Compliance Officer, without charge, and should be requested whenever there is any question as to the propriety of any conduct. As a general rule, when in doubt, ask for help; it is frequently possible to limit or even prevent any damage.

B.	Procedures to Implement Rutabaga’s Policy Against Insider Trading.

The following procedures have been established to aid the officers, managers and employees of Rutabaga in avoiding insider trading and to aid Rutabaga in preventing, detecting and imposing sanctions against insider trading. Every officer, manager and employee of Rutabaga must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures, you should consult with the Chief Compliance Officer.

6.	Identifying Inside Information.

Before trading for yourself or others in the securities of a company about which you may have potential inside information, ask yourself the following questions:

(a)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

(b)	Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulation?

Dated: June 18, 2014

Page II-3

If, after the consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

(c)	Report the matter immediately to the Chief Compliance Officer.

(d)	Do not purchase or sell the securities on behalf of yourself or others, including portfolios managed by Rutabaga.

(e)	Do not communicate the information inside or outside Rutabaga with the exception of the investment team and its supporting staff, the Chief Compliance Officer and outside legal counsel.

(f)	After the Chief Compliance Officer has reviewed the issue, you will either be instructed to continue the prohibitions against trading and communication or you will be allowed to trade and communicate the information.

7.	Restricting Access to Material Nonpublic Information.

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within Rutabaga, except as provided in paragraph B.1 above.

8.	Resolving Issues Concerning Insider Trading.

If, after consideration of the items set forth in paragraph B.1, doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety any action, it must be discussed with the Chief Compliance Officer before trading or communicating the information to anyone.

9.	Securing Material Nonpublic Information.

Care should be taken so that such information is secure and restricted. Files containing material nonpublic information should be sealed; access to computer files containing material nonpublic information should be restricted.

Dated: June 18, 2014

Page II-4

C.	Supervisory Procedures.

The role of the Chief Compliance Officer is critical to the implementation and maintenance of Rutabaga’s policy and procedures against insider trading. Supervisory Procedures can be divided into two classifications – prevention of insider trading and detection of insider trading.

10.	Prevention of Insider Trading.

To prevent insider trading, the Chief Compliance Officer should:

(a)	provide, on a regular basis, as needed, discussions and meetings to familiarize officers, managers, and employees with Rutabaga’s policy and procedures;

(b)	answer questions regarding Rutabaga’s policy and procedures;

(c)	resolve issues of whether information received by an officer, manager or employee of Rutabaga is material and nonpublic;

(d)	review on a regular basis and update as necessary Rutabaga’s policy and procedures;

(e)	when it has been determined that an officer, manager or employee of Rutabaga has material nonpublic information:

(i)	implement measures to prevent dissemination of such information; and

(ii)	if necessary, restrict officers, managers and employees from trading the securities; and

(f)	promptly review, and either approve or disapprove, in writing, each request of an officer, manager, or employee for clearance to trade in specific securities.

11.	Detection of Insider Trading.

To detect insider trading, the Chief Compliance Officer should review the trading activity reports filed by each officer, manager and employee required to file such reports to determine whether:

(a)	all employees who should be filing such reports are actually doing so; that is, whether every employee who may in the course of his or her employment obtain information concerning securities recommendations has been filing reports;

Dated: June 18, 2014

Page II-5

(b)	reports are being filed on a timely basis; and

(c)	the reports on file indicate any trades on the basis of inside or confidential information; that is, whether there are any suspicious patterns other indications of possible misconduct evidenced in such reports.

12.	Special Reports.

Promptly, upon learning of a potential violation of Rutabaga’s Policy and Procedures to Detect and Prevent Insider Trading, the Chief Compliance Officer, should prepare a written report providing full details and recommendations for further action.

13.	Annual Reports

On an annual basis, on or about July 31, the Chief Compliance Officer, should prepare a written report setting forth the following:

(a)	a summary of existing procedures to detect and prevent insider trading;

(b)	full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation;

(c)	an evaluation of the current procedures and any recommendations for improvement; and

(d)	a description of Rutabaga’s continuing educational initiatives regarding insider trading since the last report.

Dated: June 18, 2014

Page II-6

Part III—Definitions

For purposes of this Code of Ethics, the following definitions will apply:

Access Person. The term “Access Person” means any officer, manager or advisory person (as defined below) of Rutabaga.

Acquisition. The term “acquisition” or “acquire” includes the receipt of any gift of Covered Securities.

Advisory Person. The term “Advisory Person” means

(e)	Every employee or on-site independent contractor of Rutabaga who, in connection with his or her regular functions or duties, makes, participates in, obtains or has access to information regarding, the purchase or sale of Covered Securities (as defined below) by a Fund or other client, or whose functions relate to the making of or has access to any recommendations concerning the purchase or sale of Covered Securities by a Fund or other client; and

(f)	Every natural person in a control relationship to Rutabaga who obtains information concerning recommendations made to a Fund concerning the purchase or sale of a Covered Security and every other employee or on-site independent contractor of Rutabaga designated as an Access Person by the Chief Compliance Officer.

Beneficial Ownership. The term “Beneficial Ownership” means a direct or indirect “pecuniary interest” (as defined in subparagraph (a)(2) of Rule 16a-1 under the Securities Exchange Act of 1934 (the “1934 Act”)) that is held or shared by a person directly or indirectly (through any contract, arrangement, understanding, relationship or otherwise) in a security. While the definition of “pecuniary interest” in subparagraph (a)(2) of Rule 16a-1 is complex, this term generally means the opportunity directly or indirectly to profit or share in any profit derived from a transaction in a security. An indirect pecuniary interest in securities by a person would be deemed to exist as a result of:

(g)	ownership of securities by any of that person’s immediate family members sharing the same household (including a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law);

(h)	the person’s partnership interest in the portfolio securities held by a general or limited partnership which such person controls;

(i)	the person’s right to receive dividends from a security if this right is separate or separable from the underlying securities;

Dated: June 20, 2011

Page III-1

(j)	the person’s interest in securities held by a trust under certain circumstances; and

(k)	the person’s right to acquire securities through the exercise or conversion of a “derivative security” (which term excludes (i) a broad-based index option or future, (ii) a right with an exercise or conversion privilege at a price that is not fixed, and (iii) a security giving rise to the right to receive another security only pro rata and by virtue of a merger, consolidation or exchange offer involving the issuer of the first security).

Chief Compliance Officer. The term “Chief Compliance Officer” or “Compliance Officer” means the officer of Rutabaga designated from time to time by Rutabaga’s President to (a) authorize or deny permission to purchase or sell Covered Securities, (b) receive and review reports of purchases and sales by Access Persons, (c) receive and review other reports that may be required from time to time and (d) authorized to take such other actions as specified under the Code of Ethics and Statement Against Insider Trading. The term “Alternate Compliance Officer” means the officer of Rutabaga designated from time to time by Rutabaga to perform the duties of the Chief Compliance Officer in connection with personal transactions by the Chief Compliance Officer or in the absence of the Chief Compliance Officer. Dana E. Cohen is hereby designated as the Chief Compliance Officer and Peter Schliemann is hereby designated as the Alternate Compliance Officer.

Control. The term “Control” has the same meaning as that set forth in Section 2(a)(9) of the 1940 Act. Section 2(a)(9) provides that Control means the power to exercise a controlling influence over the management or policies of Rutabaga, unless such power is solely the result of an official position with Rutabaga.

Covered Security. The term “Covered Security” means a security as defined in Section 2(a)(36) of the 1940 Act, except that it does not include:

(l)	Direct obligations of the government of the United States.

(m)	Money market instruments, including bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, and repurchase agreements.

(n)	Shares of money market funds.

(o)	Shares issued by other Funds, unless Rutabaga or a control affiliate of Rutabaga acts as the adviser or subadviser to such Fund.

(p)	Transactions in units of a Unit Investment Trust if invested exclusively in unaffiliated Funds.

Disposition. The term “disposition” or “dispose” includes the making of any personal or charitable gift of Covered Securities.

Dated: June 20, 2011

Page III-2

Family Account. The term “Family Account” means any brokerage or other account containing securities (including but not limited to Covered Securities) (1) in which an immediate family member of the Access Person not sharing the same household has Beneficial Ownership and (2) over which the Access Person exercises direct or indirect, sole or shared, investment control.

Fund. The term “Fund” means any investment company registered under the 1940 Act.

Initial Public Offering. The term “Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (the “1933 Act”), by an issuer, which immediately before registration, was not subject to reporting requirements of Section 13 or 15(d) of the 1934 Act.

Investment Decision Maker. The term “Investment Decision Maker” means any portfolio manager of Rutabaga and any other Advisory Person who assists a portfolio manager in making investment decisions for a Fund or other client, including, but not limited to, all analysts of Rutabaga or of any company in a control relationship to Rutabaga.

Limited or Private Offering. The term “Limited or Private Offering” means an offering that is exempt from registration under Section 4(2) or 4(6) of the 1933 Act or Rules 504, 505 or 506 thereunder.

1940 Act. The term “1940 Act” means the Investment Company Act of 1940 and the rules and regulations thereunder, both as amended from time to time, and any order or orders thereunder which may from time to time be applicable to any Fund.

Purchase. The term “purchase” includes the writing of an option to purchase.

Sale. The term “sale” includes a short sale, the writing of an option to sell and the making of a gift.

Security being Considered for Purchase or Sale. A security is “being considered for purchase or sale” when a recommendation to purchase or sell a security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

Security to be Held or Acquired. The phrase “security held or to be acquired” means any Covered Security which, within the most recent 15 days, is or has been held by a Fund or is being or has been considered by Rutabaga for purchase by a Fund or any option to purchase or sell and any security convertible into, or exchangeable for, such Covered Security.

Dated: June 20, 2011

Page III-3